

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Burton M. Goldfield
Chief Executive Officer
TriNet Group, Inc.
1100 San Leandro Blvd., Suite 400
San Leandro, CA 94577

> **Re: TriNet Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 21, 2013**
> **File No. 333-192465**

Dear Mr. Goldfield:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

2.   Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

3.   With respect to all third-party statements in your prospectus - such as market data by the National Association of Professional Employer Organizations- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

4.   Please provide us with copies of additional artwork, if any, you intend to include on the inside front and/or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

Prospectus Summary, page 1

5.   Please provide support for the statement that you are "a leading provider" of comprehensive human resource solutions, also found on pages 47 and 95.

6.   Please provide the rationale for your estimate that "in 2013 SMBs will spend approximately $90 billion on in-house HR resources, payroll processing and other HR services," also found on page 86.

7.   Please provide support for the statements that "[a] large portion of HR-related spending by SMBs has traditionally been on a range of disparate products and services, where companies utilize a combination of third-party service and technology providers and in-house resources to administer the HR function," and that "SMBs typically cannot afford to invest in a comprehensive technology platform to manage their HR processes and often lack the scale required to negotiate favorable employee health benefit and workers compensation plan terms with insurance companies and other large employee benefits providers."

The Offering, page 8

8.   We note that funds affiliated with General Atlantic currently hold 72.0% of your outstanding shares, and David C. Hodgson, your director, can be deemed to beneficially own 72.5% of your outstanding shares. Please disclose, here or in the Prospectus Summary, the ownership percentages of such shareholders following the offering, as well as, if applicable, please confirm if you plan to rely on the "controlled company" exemptions provided under the rules of the New York Stock Exchange or the Nasdaq Stock Market, as applicable. Please also add appropriate risk factor disclosure regarding your status as a controlled company, if applicable. Please also briefly describe the history of General Atlantic's involvement in your business.

Risk Factors, page 14

9.   Please delete the third sentence of the introductory paragraph of this section. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

10.   Please include a risk factor discussing the risks associated with threats to your cyber-security. In this regard, we note your disclosure on page 23 that your computer "systems can be disrupted by, among other things, equipment failures, computer server or systems failures, network outages, malicious acts, software errors or defects, vendor performance problems and power failures."

Market, Industry and Other Data, page 34

11.   Throughout your prospectus you set forth market data and certain industry data obtained through a variety of sources. You state that you have not independently verified any of the data from the third-party sources. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Use of Proceeds, page 35

12.   Please revise to clarify the amount you intend to repay under your $175.0 million tranche B-1 term loan.

Dividend Policy, page 36

13.   We note that your board of directors has declared 3 special dividends since January 1, 2011. We also note your disclosure on page 57 that you paid a special dividend on August 2013, in connection with your entry into a new senior credit facility. Please explain the rationale behind the payment of such dividends, including an analysis of that fact that your business is highly leveraged. In addition, please confirm if your board of directors currently plans to pay similar dividends in the future. Lastly, please further describe the restrictions on your ability to declare and pay cash dividends provided by the terms of your credit facilities. Please see Item 201(c) of Regulation S-K.

Dilution, page 39

14.   Please tell us your consideration of excluding deferred loan costs from pro forma net tangible book value as of September 30, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Provision for (Benefit from) Income Taxes, page 51

15.   We note your statement that you conduct your business "primarily" in the United States. Please disclose the percentage of your business conducted in Canada or other countries.

Liquidity and Capital Resources, page 68

16.   We note your statement that your "principle source of liquidity for operations is derived from cash provided by operating activities." Please explain to what extent your senior credit facility acts as a source of liquidity for operations.

17.   Please revise to discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way, as well as the current and potential future impact of these trends and conditions on your liquidity, operations and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations. Please also address the impact that your acquisitions, as opposed to solely organic growth, have had and are expected to have on your results of operations, including revenues and costs. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

Critical Accounting Policies, Estimates and Judgments, page 73

Stock-Based Compensation, page 76

18.   The last line item in the table on page 76 appears to represent the weighted-average grant-date fair value of stock options rather than shares. Please consider revising the line item description for clarity.

19.   Please explain why the valuation determined as of October 15, 2012 was not used to value the options granted on November 14, 2012. Please also explain why the valuation determined as of February 8, 2013 was not used to value the options granted on February 5, 2013.

Business, page 85

20.   We note your discussion about your "in-house approach" presenting a "significant opportunity for [you] to continue to penetrate and expand [your] presence in the SMB market." We also note your disclosure in your risk factors "[y]our success depends on growth in market acceptance of the human resources outsourcing and related services we provide." In an appropriate place in your Business discussion, please elaborate upon where you see reasonable opportunities for growth in your services and where you see challenges to such growth.

21.   Please elaborate further on your "vertical market expertise" and you focus on "serving
        clients in specific industry vertical markets," including what this specific expertise is and
        how it is developed, and how you plan to utilize this expertise in serving clients.

22.   Please describe how your risk management tools allow you to "significantly mitigate
        employer risk."

Competition, page 96

23.   Please provide further disclosure regarding the competitive conditions in in which you
        operate, including but not limited to including, where material, an estimate of the number
        of competitors, your competitive position and the principal methods of competition.
        Please also further explain the positive and negative factors pertaining to your
        competitive position, to the extent they exist and such information is known or
        reasonably available to you. Please see Item 101(c)(1)(x) of Regulation S-K.

Management, page 99

Executive Officers, page 99

24.   Please provide the names of the private law firms with which Gregory Hammond was
        employed. Please see Item 401(e)(1) of Regulation S-K.

Board of Director Independence, page 103

25.   Please provide us with the analysis by which you determined that each of H. Raymond
        Bingham and David C. Hodgson are "independent directors" under the applicable SEC
        rules and regulations, as well as applicable stock exchange rules, including but not
        limited to your analysis of the facts that Mr. Bingham is an Advisory Director of General
        Atlantic and served as a Managing Director from September 2006 to December 2009 and
        Mr. Hodgson is a Managing Director of General Atlantic and helped found their
        partnership, as well as being deemed to beneficially own shares by funds affiliated with
        General Atlantic. Please also provide the analysis by which you determined Martin
        Babinec, your 10.2% shareholder and founder, is an "independent director."

Executive Compensation, page 107

Variable Cash Compensation, page 110

26.   Please disclose the revenue and Adjusted EBITDA targets utilized in 2012, the actual
        revenue and Adjusted EBITDA achieved in 2012, and the manner in which the payouts
        were made on the basis of the calculated matrix level of 200%. Please refer to Item
        402(b) of Regulation S-K.

27.   Please disclose the management business objectives, or MBOs, for each of your
        executives, as well as how the compensation committee determined that such MBOs
        were achieved.

Long-Term Equity Incentive Awards, page 111

28.   Please disclose with greater specificity the manner in which you determined the number
        of options to be awarded to each named executive officer.

Principal and Selling Stockholders, page 124

29.   Please disclose the names of the 22 GA Managing Directors who are the natural persons
who have voting and dispositive power over the shares held by the GA Funds, as described in
footnote 1 to the principal and selling stockholders table on page 125. Refer to Question 140.02
and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure
Interpretations located at our web-site, www.sec.gov.

30.   Please briefly describe the manners in which the selling stockholders acquired the shares
        to be sold in the offering.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

31.   In light of the $310,825,000 special dividend paid in the quarter ended September 30,
        2013, please tell us your consideration of adjusting pro forma per share data to give effect
        to the increase in the number of shares which, when multiplied by the offering price,
        would be sufficient to replace the capital in excess of earnings being withdrawn. Refer to
        SAB Topic 1B.3.

Notes to Consolidated Financial Statements, page F-8

Note 4. Business Combination, page F-17

32.   Please explain to us the tax code provisions that render goodwill to be deductible for tax
        purposes and whether this represents an "outside" basis difference. In this regard, please
        tell us whether you recorded a deferred tax benefit for the deductible goodwill and the
        basis in GAAP for your treatment of the tax benefit in the purchase price allocation.

33.   We note you recorded deferred tax liabilities of $31.3 million associated with the
        identifiable intangible assets of SOI that we presume are not deductible for tax purposes.
        Please help us understand the reason(s) for the difference between this amount and the

deferred income taxes recorded in the purchase of $17.4 million. To the extent the purchase created additional inside basis differences, please explain.

Note 8. Notes Payable and Borrowings Under Capital Leases, page F-24

2013 Credit Facility, page F-25

34.   Reference is made to the last paragraph on page F-25 which states that the credit facilities contain provisions that can restrict the payment of dividends by you and your subsidiaries and require you and your subsidiaries to comply with financial covenants to maintain maximum leverage ratios. Please tell us your consideration of disclosing the maximum leverage ratios and the amount of your retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Please also tell us whether these covenants restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash dividends. If so, please tell us tell us: (i) the amount of restricted net assets of consolidated subsidiaries as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Earnings per Share, page F-31

35.   Please explain why convertible preferred shares are participating securities referencing applicable GAAP. Please also explain how net income and loss are allocated to the convertible preferred shares and your basis for such allocation method. In explaining your basis, please also ensure to explain why losses are not allocated to the convertible preferred shares or any scenario in which losses could be allocated to such preferred. Please be detailed in your response.

36.   Your description of the numerator of net income attributable to common stock suggests that net income allocated to participating securities is subtracted however the uses of parenthesis with the amounts being allocated suggest that a *net loss* is being allocated. Please review this presentation for mathematical accuracy and advise why it is correct.

Note 12. Income Taxes, page F-34

37.   Please explain the nature of the prior year reconciliation adjustments for 2010 and 2011 in your rate reconciliations on page F-36.

Unaudited Pro Forma Combined Financial Information, page F-66

38.   The amount disclosed as consideration transferred for the acquisition of Ambrose Employer Group, LLC in the first paragraph on page F-66 differs the amounts disclosed

in Note 2 on page F-69 and Note 4 on page F-17. Please revise for consistency or explain the difference.

Item 16. Exhibits, page II-2

39.   Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

Item 17. Undertakings, page II-4

40.   Please include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Jodie Bourdet, Esq.